Exhibit 99.3

THE COMPANIES act (as revised)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

ninth amended AND restated

Memorandum AND articles OF association

of

SEA LIMITED

(Adopted by a special resolution passed and effective on [*])

THE COMPANIES act (as revised)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

NINTH amended AND restated

MEMORANDUM of ASSOCIATION

OF

SEA LIMITED

(Adopted by a special resolution passed and effective on [*])

1.	The name of the Company is Sea Limited.

2.	The Registered Office of the Company will be situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Board may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder of the Company is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.	The authorised share capital of the Company is US$7,500,000 divided into (i) 14,800,000,000 Class A Ordinary shares of a nominal or par value of US$0.0005 each, and (ii) 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each, provided always that subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its Shares and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

i

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION	28
CAPITALISATION OF RESERVES	29
SHARE PREMIUM ACCOUNT	30
NOTICES	30
INDEMNITY	32
NON-RECOGNITION OF TRUSTS	33
WINDING UP	33
AMENDMENT OF ARTICLES OF ASSOCIATION	33
CLOSING OF REGISTER OR FIXING RECORD DATE	34
REGISTRATION BY WAY OF CONTINUATION	34
DISCLOSURE	34

ii

THe COMPANIES AcT (AS REVISED)

OF THE CAYMAN ISLANDS

Company Limited by Shares

NINTH amended AND restated

ARTICLES OF ASSOCIATION

OF

SEA LIMITED

(Adopted by a special resolution passed and effective on [*])

TABLE A

The Regulations contained or incorporated in Table 'A' in the First Schedule of the Law shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

Interpretation

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

"ADS"	means an American Depositary Share representing Class A Ordinary Shares;

"Affiliate"	means in respect of a person or entity, any other person or entity that, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such person or entity, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust solely for the benefit of any of the foregoing, a company, partnership or entity wholly owned by one or more of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” in this definition shall mean the ownership, directly or indirectly, of securities possessing more than fifty percent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, securities having such power only by reason of the happening of a contingency not within the reasonable control of such partnership, corporation, natural person or entity), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

"Articles"	means these articles of association of the Company, as amended or substituted from time to time;

"Board", "Board of Directors" and "Directors"	means the board of directors of the Company, or as the case may be, a committee thereof;

“Business Day”	means any day other than Saturday, Sunday, or other day on which commercial banks located in the Cayman Islands and Singapore are authorized or required by law or executive order to be closed.

"Chairman"	means the chairman of the Board of Directors;

"Class" or "Classes"	means any class or classes of Shares as may from time to time be issued by the Company;

"Class A Ordinary Share"	an Ordinary Share of a par value of US$0.0005 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

"Class B Ordinary Share"	an Ordinary Share of a par value of US$0.0005 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Class B Permitted Transferee”	means a Founder Class B Permitted Transferee;

"Commission"	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

"Company"	means Sea Limited, a Cayman Islands exempted company;

"Companies Act"	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

"Company's Website"	means the main corporate and investors relations website of the Company, the address or domain name of which has been notified to Shareholders;

"Designated Stock Exchange"	means the stock exchange on which any Shares or ADSs are listed for trading;
"Designated Stock Exchange Rules"	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;

"Director "	means a member of the Board;

"electronic"	has the meaning given to it in the Electronic Transactions Act;

"electronic communication"	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by the Board;

"Electronic Transactions Act"	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

"Founder"	Mr. Xiaodong Li, a Singapore citizen;

“Founder Class B Permitted Transferee”	means any of the Founder and the Founder’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust solely for the benefit of any of the foregoing, a company, partnership or entity wholly owned by one or more of the foregoing, provided that the Founder retains control of the voting power of any Class B Ordinary Shares held by such Founder Class B Permitted Transferee(s);

“Group”	means the Company, its subsidiaries and any other entities over which the Company directly or indirectly effects control pursuant to contractual arrangements and which is consolidated with the Company in accordance with generally accepted accounting principles;

"Independent Director"	means a Director who is an independent director as defined in the Designated Stock Exchange Rules;

“Initial Public Offering”	means the Company’s first public offering underwritten on a firm commitment basis of the Company’s Class A Ordinary Shares or ADSs representing such Class A Ordinary Shares in the United States pursuant to an effective registration statement under the Securities Act;

"Irrevocable Proxy"	means any proxy granted by a Shareholder in favour of any Person in compliance with the Articles and Memorandum which is stated to be irrevocable until terminated in accordance with its terms;

"Irrevocable Proxy Holder"	means any grantee of an Irrevocable Proxy and any nominee or nominees duly appointed by such grantee pursuant to the Irrevocable Proxy to act as the attorney and proxy of the grantor under the Irrevocable Proxy;

"Law"	means the Companies Act and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company;

"Memorandum"	means the memorandum of association of the Company, as amended or substituted from time to time;

"Ordinary Resolution"

means a resolution:

(a)     passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b)    approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

"Ordinary Shares"	means an ordinary share of a nominal or par value of US$0.0005 each in the capital of the Company, including the Class A Ordinary Shares and the Class B Ordinary Shares;

"paid up"	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

"Person"	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

"Register"	means the register of Members of the Company maintained in accordance with the Companies Act;

"Registered Office"	means the registered office of the Company as required by the Companies Act;

"Registration Agent"	means the Person maintaining the Company’s register of members;

"Seal"	means the common seal of the Company (if adopted) including any facsimile thereof;

"Secretary"	means any Person (if any) appointed by the Board to perform any of the duties of the secretary of the Company;

"Securities Act"	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

"Share"	means a share in the capital of the Company. All references to "Shares" herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression "Share" shall include a fraction of a Share;

"Shareholder" or "Member"	means a Person who is registered as the holder of any Share in the Register;

"Share Premium Account"	means the share premium account established in accordance with these Articles and the Companies Act;

"signed"	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

"Special Resolution"

means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)   passed by a percentage of votes equal to the Special Resolution Threshold of the total number of votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Special Resolution Threshold”	shall be two-thirds (2/3rds);

“Third Party Transferee”	means any Person that is not a Class B Permitted Transferee;

“Transfer”	means any direct or indirect sale, transfer, assignment or disposition of any number of Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Shares through voting proxy or otherwise; for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of the Shares to secure contractual or legal obligations shall not be deemed as a “Transfer” unless and until any such pledge, charge, encumbrance or other third party right shall result in the Person that directly or indirectly holds any such Shares immediately before the creation of such pledge, charge, encumbrance or other third party right being unable to exercise, at its will, the voting power of any such Shares through voting proxy or otherwise;

"Treasury Share"	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

"United States"	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

"year"	means calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Board or by Directors shall be construed as a determination by the Board in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to "in writing" shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another;

(h)	any requirements as to delivery under these Articles include delivery in the form of an electronic record (as defined in the Electronic Transactions Act) or an electronic communication;

(i)	any requirements as to execution or signature under these Articles including the execution of these Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(j)	all references to numbers of Shares or prices per Share in these Articles shall be appropriately adjusted to take into account any share splits, combinations, reorganizations, share dividends, mergers, recapitalizations, and similar events that affect the share capital of the Company after the completion of the Initial Public Offering; and

(k)	Sections 8 and 19 of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

Preliminary

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Board may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Board may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Board may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Board shall determine.

7.	The Company shall keep, or cause to be kept, the Register at such place as the Board may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

Shares

8.	Subject to these Articles (including Article 16), all Shares for the time being unissued shall be under the control of the Board who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Board may reserve an appropriate number of Shares for the time being unissued. For the avoidance of doubt, the Board may in their absolute discretion and without approval of the existing Members, issue Shares, grant rights over existing Shares or issue other securities in one or more series as they deem necessary and appropriate, and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Shares held by existing Members, at such times and on such other terms as they think proper, subject to Article 16. The Company shall not issue Shares to bearer.

9.	Subject to Article 16, the Board may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Board. Subject to Article 16, the Board may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. With respect to any series of preference shares, the Board may determine the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of preferred shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	the amount or amounts payable upon preferred shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Board may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Unless otherwise provided herein, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of any Class B Ordinary Share by delivering a written notice to the Company (addressed and delivered to the Registration Agent) that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. Upon receipt of the written notice, the Registration Agent shall without delay convert such number of Class B Ordinary Shares into an equal number of Class A Ordinary Shares in any manner permitted by Article 15 and update the Register to record and give effect to the conversion accordingly.

14.	(a)	Class B Ordinary Share(s) may be freely Transferred, at any time, to any Person, provided that upon any Transfer of Class B Ordinary Shares by the holder thereof to any Third Party Transferees, such number of Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. Any Transfer of Class B Ordinary Shares between any Class B Permitted Transferees will not result in the conversion of such Class B Ordinary Shares into Class A Ordinary Shares.

(b)	Any Class B Shareholder may notify the Company (by notice in writing addressed and delivered to the Registration Agent) as soon as it becomes aware that any of the foregoing conversion events is expected to occur, and shall in any event notify the Company (by notice in writing addressed and delivered to the Registration Agent) within three (3) Business Days after any such conversion event has occurred with respect to any Class B Ordinary Share held by it. The Registration Agent shall update the Register to reflect the occurrence of any of the foregoing conversion events on the effective date of such conversion event in accordance with the foregoing provision of this Article 14. The Board may decline to update the Register to record or give effect to any Transfer of Class B Ordinary Shares or conversion events from Class B Ordinary Shares into Class A Ordinary Shares not in accordance with the provisions of Articles 13 and 14. The Registration Agent shall send a copy of the updated Register to the Company within three (3) Business Days of the effective date of conversion.

15.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by the Company in any manner available under applicable law, as determined by the Board, including (i) the re-designation of Class B Ordinary Shares as Class A Ordinary Shares or (ii) the redemption or repurchase of Class B Ordinary Shares and apply the proceeds thereof towards payment for the issue and allotment of the same number of Class A Ordinary Shares, credited as fully paid, immediately after the redemption or repurchase of such Class B Ordinary Shares.

16.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. No Class B Ordinary Shares shall be issued after the closing of the Initial Public Offering.

17.	Save as otherwise expressly set out in these Articles, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

IRREVOCABLE PROXIES

18.	Notwithstanding any other provision of these Articles, where a Shareholder (the "Granting Shareholder") has granted an Irrevocable Proxy in respect of any Shares held by the Granting Shareholder (the "Subject Shares") to authorise the Irrevocable Proxy Holder to vote the Subject Shares in respect of any matters or resolutions to be voted upon by the Shareholders as specified therein (the "Relevant Matters"), then, for so long as the Irrevocable Proxy remains in force:

(a)	the Irrevocable Proxy Holder shall, within three (3) Business Days after an Irrevocable Proxy becomes effective, deliver a copy of such Irrevocable Proxy to the Company and copy the Granting Shareholder on such notice;

(b)	only the Irrevocable Proxy Holder (and not the Granting Shareholder) shall be entitled to cast the votes attaching to the Subject Shares in respect of any resolutions which are proposed to be voted upon by the Shareholders to approve or authorise any Relevant Matter;

(c)	the Irrevocable Proxy Holder shall have full power and authority to vote the Subject Shares at all meetings of Shareholders with the same force and effect as the Granting Shareholder might or could do with respect to the Subject Shares;

(d)	any vote attaching to the Subject Shares cast otherwise than by such Irrevocable Proxy Holder shall not be counted towards the result of any poll;

(e)	the Irrevocable Proxy Holder shall have full power and authority to sign any resolution in writing of the Shareholders under Article 88 with the same force and effect as the Granting Shareholder might or could do with respect to the Subject Shares, and any such resolution in writing signed by the Irrevocable Proxy Holder shall be valid and effective as if it had been signed by the Granting Shareholder with respect to the Subject Shares;

(f)	the Irrevocable Proxy may not be revoked or terminated by the Granting Shareholder otherwise than in accordance with the terms of the Irrevocable Proxy; and

(g)	the provisions of Articles 85 and 86 shall not apply to the Irrevocable Proxy.

19.	[RESERVED]

Modification Of Rights

20.	The rights attached to any Class may (unless otherwise provided by the terms of issue of, or the rights attaching to, the Shares of that Class) be materially adversely varied only with the consent in writing of the holders of a majority of the issued Shares of that Class or with the sanction of an Ordinary Resolution passed at a separate meeting of the holders of the Shares of that Class.

To every such separate meeting of the holders of the Shares of any Class, all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat (including Articles 12 and 79 with respect to the voting power of each of Class A and Class B Ordinary Shares) shall, mutatis mutandis, apply; except in the case of this Article, if at any adjourned meeting of such holders a quorum is not present, those Shareholders who are present shall form a quorum. For the purposes of this Article, the Board may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

21.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares of any Class shall not be deemed to be varied by the creation or issue by the Board of Shares or other securities with preferred or other rights including, without limitation, the creation or issue of Shares with enhanced or weighted voting rights, pursuant to the authority granted to the Board by Articles 8 and 9, and accordingly no consent shall be required from the holders of existing Classes of Shares pursuant to Article 20.

Certificates

22.	Every Person whose name is entered as a Member in the Register may, subject to approval by the Board to issue share certificates, receive without payment a certificate within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in such form as may be determined by the Board. All certificates shall specify the Share or Shares held by that Person and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

23.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

24.	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and, subject to approval by the Board to issue share certificates, a single new certificate for such Shares issued in lieu on payment (if any Director shall so require) of US$1.00 or such smaller sum as the Board shall determine.

25.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Board may think fit.

26.	In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

Fractional Shares

27.	The Board may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

Lien

28.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Board may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a Share extends to any amount payable in respect of it.

29.	The Company may sell, in such manner as the Board in its absolute discretion thinks fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

30.	For giving effect to any such sale, the Board may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

31.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

Calls On Shares

32.	Subject to the terms of the allotment, the Board may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

33.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

34.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight per cent (8%) per annum from the day appointed for the payment thereof to the time of the actual payment, but the Board shall be at liberty to waive payment of that interest wholly or in part.

35.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

36.	The Board may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

37.	The Company may, if the Board thinks fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by such Shareholder, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate as may be agreed upon between the Shareholder paying the sum in advance and the Board.

Forfeiture Of Shares

38.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Board may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

39.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

40.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by the determination of the Board to that effect.

41.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Board thinks fit.

42.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

43.	A certificate in writing under the hand of any Director that a Share has been duly forfeited on a date stated in the certificate, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

44.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

45.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Transfer Of Shares

46.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Board may, in its absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Board, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

47.	The Board may register a transfer of Shares in respect of which the Company has received a duly signed instrument of transfer, provided always that:

(a)	the Board may in its absolute discretion decline to register any transfer of any Share which is not fully paid up or on which the Company has a lien; and

(b)	the Board may also, but is not required to, decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates (if any) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(v)	the Shares transferred are free of any lien in favour of the Company; or

(vi)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

48.	The registration of transfers may, on 14 days' notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Board may, in its absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than 30 days in any year.

49.	All instruments of transfer that are registered shall be retained by the Company. If the Board refuses to register a transfer of any Shares, the Company shall within three months after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

Transmission Of Shares

50.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

51.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Board, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Board shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

52.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety days, the Board may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

Registration Of Empowering Instruments

53.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

Alteration Of SHARE Capital

54.	Subject to Article 16, the Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

55.	Subject to Article 16, the Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)	subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

56.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

Redemption, Purchase AND SURRENDER Of Shares

57.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder who holds such Shares or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

(b)	purchase its own Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

58.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

59.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

60.	The Company may, upon the authorisation of any Director, accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

61.	The Board may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

62.	The Board may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as it thinks proper (including, without limitation, for nil consideration).

General Meetings

63.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

64.	(a)	The Company may in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Chairman or the Board.

(b)	At these meetings the report of the Board (if any) shall be presented.

65.	(a)	The Chairman or the Board may call general meetings. In addition, the Chairman or the Board shall, on a Shareholders’ requisition, forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of one or more Members holding, at the date of deposit of the requisition, Shares which represent, in aggregate, not less than one-third of the votes attaching to all issued and outstanding Shares which, as at that date of the deposit, carry the right to vote at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the requisition, or if the Chairman or the Board do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the Chairman or the Board.

Notice Of General Meetings

66.	At least 7 days’ notice, or such longer period as may be determined by the Chairman or the Board, shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by a majority in number of the Shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent in par value of the Shares given that right.

67.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

Proceedings At General Meetings

68.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding shares which represent, in aggregate, no less than forty percent (40%) of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes.

69.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

70.	If the Board or the Chairman wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

71.	The Chairman, if any, shall preside as chairman at every general meeting of the Company.

72.	If there is no such Chairman, or if at any general meeting he is not present within sixty minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Board shall preside as chairman of that meeting, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

73.	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

74.	The Board may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Board may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting.

75.	At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll.

76.	Any poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

77.	In the case of an equality of votes, no one shall be entitled to a second or casting vote.

78.	A poll on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll on any other question shall be taken at such time as the chairman of the meeting directs.

Votes Of shareholders

79.	Subject to Article 12 and Article 18, and to any rights and restrictions for the time being attached to any Share, at a general meeting of the Company, every Shareholder present in person or by proxy shall have one vote for each Class A Ordinary Share of which he is the holder, and fifteen (15) votes for each Class B Ordinary Share of which he is the holder.

80.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

81.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

82.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

83.	Votes may be given either personally or by proxy.

84.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

85.	An instrument appointing a proxy may be in any usual or common form or such other form as the Board may approve.

86.	The instrument appointing a proxy shall be deposited at the Registered Office not less than 48 hours before the time for holding the meeting or adjourned meeting (or at such other place and/or at such other time (being not later than the time for holding the meeting or adjourned meeting) as may be specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company.

87.	The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, and which the chairman has not directed to be deemed to have been duly deposited, shall be invalid.

88.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

Corporations Acting By Representatives At Meetings

89.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Board or of a committee of Board, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND clearing houses

90.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders of the Company provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

Directors

91.	(a) The Board shall consist of such number of Directors as the Board may determine from time to time, provided that, unless otherwise determined by the Shareholders in a general meeting acting by Ordinary Resolution, the number of Directors shall not be less than three (3). There shall be no maximum number of Directors. For so long as Shares or ADSs are listed on the Designated Stock Exchange, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require, unless the Board resolves to follow any available exceptions or exemptions.

(b)	Each Director shall hold office until the earliest to occur of (i) expiration of his term as provided in the written agreement with the Company relating to the Director's term, if any, and the election or appointment of his successor, (ii) his resignation or (iii) his removal pursuant to these Articles notwithstanding any agreement between such Director and the Company.

(c)	The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office, if any, will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors, save and except that if the Chairman is not present at a meeting of the Board of Directors within sixty minutes after the time appointed for holding the same, then the attending Directors may choose one of their number to be the chairman of the meeting.

(d)	The Company may by Ordinary Resolution appoint any person to be a Director, subject to compliance with director nomination procedures required under the Designated Stock Exchange Rules as long as Shares or ADSs are listed on the Designated Stock Exchange, unless the Board resolves to follow any available exceptions or exemptions.

(f)	The Board, by the affirmative vote of a simple majority of the Directors present and voting at a meeting of the Board of Directors, may at any time and from time to time appoint any person to be a Director to fill a vacancy arising from the resignation or removal of a former Director or as an addition to the existing Board, subject to compliance with director nomination procedures required under the Designated Stock Exchange Rules as long as Shares or ADSs are listed on the Designated Stock Exchange, unless the Board resolves to follow any available exceptions or exemptions.

92.	A Director may be removed from office by Ordinary Resolution, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

93.	The Board may, from time to time, and except as required by applicable law or the listing rules of the Designated Stock Exchange, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

94.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

95.	The remuneration of the Directors may be determined by the Board.

96.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Board, or any committee of the Board, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Board from time to time, or a combination partly of one such method and partly the other.

proxy Directors

97.	No Director may appoint any person to be his alternate.

98.	Any Director may in writing appoint another person to be his proxy to attend and vote on his behalf in accordance with the provisions set forth in this Article at any meeting of the Board at which he is unable to be present. Every such proxy shall be entitled to attend and vote in such appointing Director’s place when the appointing Director is not personally present at such meeting; provided, that, prior to each meeting of the Board at which the proxy is to vote, the Director shall instruct the proxy as to the manner in which he is to cast the vote and shall inform the Board accordingly and the proxy shall be entitled to cast a vote on behalf of the Director only in accordance with such instructions. Where the proxy is a Director he shall be entitled to have such separate vote on behalf of the Director for which he is acting as proxy in addition to his own vote. A Director may at any time in writing revoke the appointment of a proxy appointed by him. Such proxy shall not by virtue of his appointment be deemed to be an officer of the Company but shall be deemed to be the agent of the Director appointing him. The remuneration of such proxy shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them. The signature of a proxy to any resolution in writing of the Directors or a committee thereof shall, unless the terms of the appointment provides to the contrary, be as effective as the signature of the Director appointing him as proxy. Where the Director appointing a proxy is an interested director in respect of a matter to be considered at a meeting of the Board as described under Article 118, the proxy shall be treated the same as the interested Director in terms of voting power and constitution of quorum according to Article 118. For the avoidance of doubt, a person who is appointed a proxy shall not in consequence thereof become an Indemnified Person.

Powers And Duties Of Directors

99.	Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Board, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Board that would have been valid if that resolution had not been passed.

100.	Subject to these Articles, the Board may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Board may think necessary for the administration of the Company, including but not limited to, the office of chief executive officer, one or more other executive officers, vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Board may think fit. Any natural person or corporation so appointed by the Board may be removed by the Board. The Board may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

101.	The Board may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Board may be removed by the Board.

102.	The Board may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board.

103.	The Board may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys or authorised signatory (any such person being an "Attorney" or "Authorised Signatory", respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Board may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

104.	The Board may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

105.	The Board from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

106.	The Board from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Board and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Board may think fit and the Board may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

107.	Any such delegates as aforesaid may be authorised by the Board to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

Borrowing Powers Of Directors

108.	The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

The Seal

109.	The Seal shall not be affixed to any instrument except by the authority of any Director provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as any Director may appoint for the purpose and such Person or Persons as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

110.	The Company may maintain a facsimile of the Seal in such countries or places as the Board may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of any Director provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as any Director may appoint for the purpose and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as any Director may appoint for the purpose.

111.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

Disqualification Of Directors

112.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors generally;

(b)	dies or is found to be of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

Proceedings Of Directors

113.	The Board may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of the votes cast at the meeting. At any meeting of the Board, each Director present in person or represented by his proxy shall be entitled to one vote. In case of an equality of votes the Chairman of the Board shall have a second or casting vote. Any Director may, and a Secretary or assistant Secretary on the requisition of any Director shall, at any time summon a meeting of the Board.

114.	A Director may participate in any meeting of the Board, or of any committee appointed by the Board of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

115.	A meeting of the Board or of any committee appointed by the Board shall be summoned by not less than three (3) Business Days’ prior written notice to all Directors. Such notice shall specify the date and time of such meeting, and shall be accompanied by a summary agenda for the matters to be considered and discussed at such meeting, provided that the content of such summary agenda shall not preclude any other matters from being raised and considered at the Board meeting. The notice period provided above may be reduced or waived with the consent of all of the Directors, provided that (i) such consent shall be deemed to be given by any Director who attends the relevant meeting unless that Director expressly objects, and (ii) such consent from any Director who does not attend the meeting must be given in writing.

116.	The quorum necessary for the transaction of the business of the Board shall be a majority of the then existing Directors and, as long as the Founder is a Director, include the Founder; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Founder voluntarily recuses himself and notifies the Board of his decision to recuse himself before or at the meeting or the Founder is permanently unable to attend Board meetings as a result of incapacity solely due to his then physical or mental health condition. A Director represented by proxy at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

117.	If the quorum provided in Article 116 is not present within one hour after the time appointed for a meeting of Directors for which notice has been duly given or waived in accordance with Article 115, the meeting shall be adjourned to the same place and time (5) Business Days later, or to such other place and time as all the Directors may agree. Notwithstanding Article 116, the quorum required for any adjourned meeting of Directors shall only be a majority of the then existing Directors, regardless of whether the Founder or his proxy attends the meeting or not. If the required quorum for an adjourned meeting is not present at the time fixed for such adjourned meeting, the meeting of Directors shall be further adjourned in the same manner until the required quorum is present.

118.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Board. A general notice given to the Board by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Board at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

119.	Subject to any corporate governance policies adopted by the Board, a Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Board may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Board whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

120.	Subject to any corporate governance policies adopted by the Board, any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

121.	The Board shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Board;

(b)	the names of the Directors present at each meeting of the Board and of any committee of the Board; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Board and of committees of Board.

122.	When the chairman of a meeting of the Board signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings, provided always that (a) a proper notice of the meeting has been given to all Directors or otherwise waived by all Directors in accordance with Article 115, or (b) the Board has consented to holding the meeting or has approved the minutes thereof.

123.	A resolution in writing signed by all the Directors or all the members of a committee of the Board entitled to receive notice of a meeting of the Board or committee of the Board, as the case may be, shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of the Board or committee of the Board, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors.

124.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

125.	Subject to any regulations imposed on it by the Board, a committee appointed by the Board may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within sixty minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

126.	A committee appointed by the Board may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Board, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman of the committee shall have a second or casting vote.

127.	All acts done by any meeting of the Board or of a committee of the Board, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

presumption of assent

128.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

Dividends

129.	Subject to any rights and restrictions for the time being attached to any Shares, the Board may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

130.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

131.	The Board may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Board be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Board, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Board may from time to time think fit.

132.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Board. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

133.	The Board may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Board may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Board thinks fit.

134.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

135.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

136.	No dividend shall bear interest against the Company.

137.	Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

Accounts, Audit and annual return and declaration

138.	The books of account relating to the Company's affairs shall be kept in such manner as may be determined from time to time by the Board.

139.	The books of account shall be kept at the Registered Office, or at such other place or places as the Board thinks fit, and shall always be open to the inspection of the Directors.

140.	The Board may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by Law or Designated Stock Exchange Rule or authorised by the Board.

141.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Board or failing any determination as aforesaid shall not be audited.

142.	The Board may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Board and may fix his or their remuneration.

143.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from any Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

144.	The auditors shall, if so required by the Board, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Board or any general meeting of the Members.

145.	The Board in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

Capitalisation Of reserves

146.	Subject to the Companies Act, the Board may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including the Share Premium Account, capital redemption reserve and profit and loss account), or otherwise available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Board may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

147.	Subject to the Companies Act, the Board may resolve to capitalise an amount standing to the credit of reserves (including the Share Premium Account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Board;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Board; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Board.

Share Premium Account

148.	The Board shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

149.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Board such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

Notices

150.	Except as otherwise provided in these Articles, at the discretion of the Board, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or by courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company's Website should the Board deems it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

151.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

152.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

153.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)	placing it on the Company's Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company's Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

154.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

155.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting and who has supplied to the Company an address for the giving of notices to him.

No other Person shall be entitled to receive notices of general meetings.

Information

156.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members to communicate to the public.

157.	The Board shall be entitled (but not obliged, unless required by Law) to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

Indemnity

158.	Every Director, Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company's auditors) and the personal representatives of the same (each an "Indemnified Person") shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person's own dishonesty, wilful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

159.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person's part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person's office or in relation thereto;

unless the same shall happen through such Indemnified Person's own dishonesty, wilful default or fraud.

Financial Year

160.	Unless the Board otherwise prescribes, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

Non-Recognition Of Trusts

161.	No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

Winding Up

162.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

163.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, subject to the rights attaching to any Shares, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

Amendment Of Articles Of Association

164.	Subject to the Companies Act and Article 20, the Company may at any time and from time to time by Special Resolution alter or amend the Memorandum or these Articles in whole or in part.

Closing of register or fixing record date

165.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Board may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

166.	In lieu of or apart from closing the Register, the Board may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Board may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

167.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

Registration By Way Of Continuation

168.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Board may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

disclosure

169.	The Board, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorised by the Board, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.